Exhibit 12.1

Diversey Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(dollars in thousands)

	Historical							Pro Forma
	For the fiscal year ended					For the three months ended		For the fiscal year ended
	December 29, 2005	December 29, 2006	December 28, 2007	December 31, 2008	December 31, 2009	April 3, 2009	April 2, 2010	December 31, 2009
Earnings(a)	$(109,948)	$(279,623)	$(75,590)	$(18,844)	$14,592	$(14,344)	$13,522	$1,339
Plus:
Fixed charges	207,307	188,269	177,256	178,423	166,045	42,513	40,700	164,952
Amortization of capitalized interest	210	235	134	88	62	15	6	62
Less
Interest capitalized	(210)	(78)	(115)	(70)	—	—	—	—

Adjusted “earnings”	$97,359	$(91,197)	$101,685	$159,597	$180,699	$28,184	$54,228	$166,353

Fixed charges:
Interest expense on debt	$180,938	$162,920	$153,112	$153,224	$142,523	$36,463	$34,436	$141,430
Interest capitalized	210	78	115	70	—	—	—	—
One-third of rental expense for all operating leases(b)	26,159	25,271	24,029	25,129	23,522	6,050	6,264	23,522

Total fixed charges	$207,307	$188,269	$177,256	$178,423	$166,045	$42,513	$40,700	$164,952

Ratio of earnings to fixed charges (unaudited)	0.47	(0.48)	0.57	0.89	1.09	0.66	1.33	1.01

(a)	Earnings consists of income (loss) from continuing operations before income taxes less income from equity investments less net income (loss) attributable to noncontrolling interests
(b)	Considered to be representative of the interest factor in rental expense